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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

EYETECH PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

302297 10 6

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 302297 10 6

1.	Name of Reporting Person: MPM BioVentures II, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 75,926

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 75,926

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 725,926

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.2%

12.	Type of Reporting Person: PN

13G
CUSIP No. 302297 10 6

1.	Name of Reporting Person: MPM BioVentures II-QP, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 688,033

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 688,033

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 688,033

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.7%

12.	Type of Reporting Person: PN

13G
CUSIP No. 302297 10 6

1.	Name of Reporting Person: MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 242,270

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 242,270

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 242,270

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.6%

12.	Type of Reporting Person: PN

13G
CUSIP No. 302297 10 6

1.	Name of Reporting Person: MPM Asset Management Investors 2001 LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 14,287

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 14,287

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,287

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0%

12.	Type of Reporting Person: OO

13G
CUSIP No. 302297 10 6

1.	Name of Reporting Person: Ansbert Gadicke		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,020,516*

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,020,516*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,020,516*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.5%

12.	Type of Reporting Person: IN

* The shares are held as follows: 75,926 shares by MPM BioVentures II, L.P. ("BV II"), 688,033 shares by MPM BioVentures II-QP, L.P. ("BV QP"), 242,270 shares by MPM BioVentures GmbH & Co. Parallel Beteiligungs KG ("BV KG") and 14,287 shares MPM Asset Management Investors 2001 LLC ("AM LLC"). MPM Asset Management II LP ("AM II LP") and MPM Asset Management II LLC ("AM II LLC") are the direct and indirect general partners of BV II, BV QP and BV KG. The Reporting Person is a member of AM II LLC and AM LLC.

13G
CUSIP No. 302297 10 6

1.	Name of Reporting Person: Luke Evnin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,020,516*

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,020,516*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,020,516*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.5%

12.	Type of Reporting Person: IN

* The shares are held as follows: 75,926 shares by MPM BioVentures II, L.P. ("BV II"), 688,033 shares by MPM BioVentures II-QP, L.P. ("BV QP"), 242,270 shares by MPM BioVentures GmbH & Co. Parallel Beteiligungs KG ("BV KG") and 14,287 shares MPM Asset Management Investors 2001 LLC ("AM LLC"). MPM Asset Management II LP ("AM II LP") and MPM Asset Management II LLC ("AM II LLC") are the direct and indirect general partners of BV II, BV QP and BV KG. The Reporting Person is a member of AM II LLC and AM LLC.

Item 1.
Item 2.
Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of a Group
Item 10. Certification
SIGNATURE

Item 1.

(a)	Name of Issuer Eyetech Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices 500 Seventh Avenue, 18th Floor New York, NY 10018

Item 2.

(a)	Name of Person Filing

MPM BioVentures II, LP
MPM BioVentures II-QP, L.P.
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG
MPM Asset Management Investors 2001 LLC
Ansbert Gadicke
Luke Evnin

(b)	Address of Principal Business Office or, if none, Residence

c/o MPM Capital L.P.
111 Huntington Avenue, 31st floor
Boston, MA 02199

(c)	Citizenship

All entities were organized in Delaware, except MPM BioVentures GmbH & Co Parallel-Beteiligungs KG which was organized in Germany. The individuals are United States citizens.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

302297 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

MPM BioVentures II, LP	75,926
MPM BioVentures II-QP, L.P.	688,033
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	242,270
MPM Asset Management Investors 2001 LLC	14,287
Ansbert Gadicke	1,020,516	*
Luke Evnin	1,020,516	*

Percent of Class:

MPM BioVentures II, LP	0.2%
MPM BioVentures II-QP, L.P.	1.7%
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	.6%
MPM Asset Management Investors 2001 LLC	0.0%
Ansbert Gadicke	2.5%
Luke Evnin	2.5%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

MPM BioVentures II, LP	75,926
MPM BioVentures II-QP, L.P.	688,033
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	242,270
MPM Asset Management Investors 2001 LLC	14,287
Ansbert Gadicke	0
Luke Evnin	0

(ii)	Shared power to vote or to direct the vote

MPM BioVentures II, LP	0
MPM BioVentures II-QP, L.P.	0
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	0
MPM Asset Management Investors2001 LLC	0
Ansbert Gadicke	1,020,516	*
Luke Evnin	1,020,516	*

(iii)	Sole power to dispose or to direct the disposition of

MPM BioVentures II, LP	75,926
MPM BioVentures II-QP, L.P.	688,033
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	242,270
MPM Asset Management Investors 2001 LLC	14,287
Ansbert Gadicke	0
Luke Evnin	0

(iv)	Shared power to dispose or to direct the disposition of

MPM BioVentures II, LP	0
MPM BioVentures II-QP, L.P.	0
MPM BioVentures GmbH & Co Parallel-Beteiligungs KG	0
MPM Asset Management Investors 2001 LLC	0
Ansbert Gadicke	1,020,516	*

Luke Evnin	1,020,516	*

* The shares are held as follows: 75,926 shares by MPM BioVentures II, L.P. (“BV II”), 688,033 shares by MPM BioVentures II-QP, L.P. (“BV QP”), 242,270 shares by MPM BioVentures GmbH & Co. Parallel Beteiligungs KG (“BV KG”) and 14,287 shares MPM Asset Management Investors 2001 LLC (“AM LLC”). MPM Asset Management II LP (“AM II LP”) and MPM Asset Management II LLC (“AM II LLC”) are the direct and indirect general partners of BV II, BV QP and BV KG. The Reporting Person is a member of AM II LLC and AM LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     Not Applicable

Item 8.	Identification and Classification of Members of the Group

     Not Applicable

Item 9.	Notice of Dissolution of a Group

     Not Applicable

Item 10.	Certification

     Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2005

MPM BIOVENTURES II, L.P.			MPM BIOVENTURES II-QP, L.P.

By:	MPM Asset Management II, L.P., its General Partner	By:	MPM Asset Management II, L.P., its General Partner

By:	MPM Asset Management II LLC, its General Partner	By:	MPM Asset Management II LLC, its General Partner

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin

	Name: Luke B. Evnin		Name: Luke B. Evnin
	Title: Manager		Title: Manager

MPM CAPITAL GMBH. & CO.
PARALLEL-BETEILIGUNGS KG			MPM ASSET MANAGEMENT INVESTORS 2001
LLC
By:	MPM Asset Management II LP, in its
capacity as the Special Limited Partner		By:	/s/ Luke B. Evnin

Name: Luke B. Evnin
Title: Manager
By:	MPM Asset Management II LLC, its
General Partner

By:	/s/ Luke B. Evnin

Name: Luke B. Evnin
Title: Manager

By:	/s/ Ansbert Gadicke	By:	/s/ Luke B. Evnin

	Name: Ansbert Gadicke		Name: Luke B. Evnin

EXHIBIT A

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Eyetech Pharmaceuticals, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

     In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 9th day of February, 2005.

MPM BIOVENTURES II, L.P.			MPM BIOVENTURES II-QP, L.P.

By:	MPM Asset Management II, L.P., its General Partner	By:	MPM Asset Management II, L.P., its General Partner

By:	MPM Asset Management II LLC, its General Partner	By:	MPM Asset Management II LLC, its General Partner

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin

	Name: Luke B. Evnin		Name: Luke B. Evnin
	Title: Manager		Title: Manager

MPM CAPITAL GMBH. & CO.
PARALLEL-BETEILIGUNGS KG			MPM ASSET MANAGEMENT INVESTORS 2001
LLC
By:	MPM Asset Management II LP, in its
capacity as the Special Limited Partner		By:	/s/ Luke B. Evnin

Name: Luke B. Evnin
Title: Manager
By:	MPM Asset Management II LLC, its
General Partner

By:	/s/ Luke B. Evnin

Name: Luke B. Evnin
Title: Manager

By:	/s/ Ansbert Gadicke	By:	/s/ Luke B. Evnin

	Name: Ansbert Gadicke		Name: Luke B. Evnin